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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Name of Issuer:  The Diana Corporation
Title of Class of Securities:  Common Stock
CUSIP Number:  252790-10-0

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                     Catherine L. McDonald,
                   Bentley Capital Management,
                       520 Madison Avenue,
               New York, NY 10022; (212) 376-5708

     (Date of Event which Requires Filing of this Statement)

                           May 9, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 252790-10-0

1.  Name of Reporting Person
    S.S. OR I.R.S. Identification No. of Above Person

         Robert M. Sussman
         ###-##-####

2.  Check the Appropriate Box if a Member of a Group
         N/A
         (a)
         (b)

3.  SEC Use Only

4.  Source of Funds*

         PF, IA

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)  N/A

6.  Citizen or Place of Organization

         U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         50,000 shares

8.  Shared Voting Power:

         99,400 shares

9.  Sole Dispositive Power:

         50,000 shares

10. Shared Dispositive Power:

         99,400 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         149,400 shares

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*  N/A


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13. Percent of Class Represented by Amount in Row (11)

         3.62%

14. Type of Reporting Person*

         IN, IA














































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CUSIP No. 252790-10-0

1.  Name of Reporting Person
    S.S. OR I.R.S. Identification No. of Above Person

         Gerald Levine
         ###-##-####

2.  Check the Appropriate Box if a Member of a Group
         N/A
         (a)
         (b)

3.  SEC Use Only

4.  Source of Funds*

         PF, IA

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)  N/A

6.  Citizen or Place of Organization

         A U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         10,000 shares

8.  Shared Voting Power:

         99,400 shares

9.  Sole Dispositive Power:

         10,000 shares

10. Shared Dispositive Power:

         99,400 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         109,400 shares

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*  N/A


                                4



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13. Percent of Class Represented by Amount in Row (11)

         2.65%

14. Type of Reporting Person*

         IN, IA














































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CUSIP No. 25279-10-0

1.  Name of Reporting Person
    S.S. OR I.R.S. Identification No. of Above Person

         Bentley Capital Management, Inc.
         13-3641705

2.  Check the Appropriate Box if a Member of a Group
         N/A
         (a)
         (b)

3.  SEC Use Only

4.  Source of Funds*

         AF

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)  N/A

6.  Citizen or Place of Organization

         A New York State Corporation

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         0

8.  Shared Voting Power:

         99,400 shares

9.  Sole Dispositive Power:

         0

10. Shared Dispositive Power:

         99,400 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         99,400 shares

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*  N/A


                                6



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13. Percent of Class Represented by Amount in Row (11)

         2.41%

14. Type of Reporting Person*

         IA














































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Item 1.  Security and Issuer

The Diana Corporation
8200 West Brown Deer Road, Suite 200
Milwaukee, WI  53223

Item 2.  Identity and Background

    This statement filed on behalf of the following Investment
Adviser:

    Bentley Capital Management, Inc.

and the following individuals:

    Robert M. Sussman
    Gerald Levine

The individuals are employees of the investment adviser.  Messrs.
Sussman and Levine exercise discretionary investment authority for clients of the investment adviser.

Neither the investment adviser nor the individuals named above have been convicted of any criminal proceeding.

The investment adviser and the individuals named above have not, in the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, a decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

The investment adviser is incorporated in New York State and the individuals named above are citizens of the United States.

Item 3.  Source and Amount of Funds or other Consideration

    As of the date hereof, the individuals are beneficial owners of The Diana Corporation common stock as follows:

    Mr. Sussman (jointly, with his spouse) 50,000 shares
    Mr. Levine (jointly, with his spouse) 10,000 shares

    Bentley Capital Management, Inc. acquired 99,400 shares of
The Diana Corporation for client accounts.  Mr. Sussman and
Mr. Levine share dispositive and voting authority over these shares.





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Item 4.  Purpose of Transaction

All of the shares described in item 3. were acquired for investment purposes. The individuals and the investment adviser reserve the right to purchase additional shares of the common stock of The Diana Corporation or to dispose of such shares in the open market or in privately negotiated transactions or in any other such lawful manner in the future.

Item 5.  Interest in the Securities of the Issuer

The individuals named above acquired 159,400 shares of The Diana Corporation, representing approximately 3.87% of the common stock outstanding (159,400/4,122,000 = 3.87%) utilizing the over-the-counter market. The following details the acquisition or deposition date, number of shares and price paid for the shares acquired or disposed since our initial filing. 105,300 shares were purchased, and 177,400 shares were disposed.

Mr. Sussman -

Purchased:

    4/16/96  5,000 shares at 39.750
    4/19/96  2,600 shares at 43.000

Disposed:

    4/15/96  5,400 shares at 43.375
    4/15/96  7,600 shares at 43.500 (second sale)
    4/15/96  1,600 shares at 44.750 (third sale)
    4/15/96  3,400 shares at 45.000 (fourth sale)
    4/15/96  5,000 shares at 45.250 (fifth sale)
    4/19/96  1,000 shares at 44.500
    4/19/96  1,100 shares at 44.625 (second sale)
    4/19/96    500 shares at 44.750 (third sale)
    5/09/96 52,800 shares at 74.000
    5/09/96  7,200 shares at 74.500 (second sale)

Mr. Levine -

Disposed:

    5/09/96  7,000 shares at 74.000 (for his wife & children)









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Bentley Capital Management, Inc. (for client accounts) -

Purchased:

    4/17/96  17,800 shares at 36.8174
    4/19/96  22,900 shares at 42.9973
    4/22/96  10,000 shares at 44.9850
    4/25/96   4,000 shares at 48.2500
    4/26/96   2,000 shares at 49.8750
    4/30/96   6,000 shares at 50.2083
    5/06/96   3,000 shares at 46.1667
    5/07/96  12,000 shares at 49.0583
    5/10/96  10,000 shares at 69.7500
    5/13/96  10,000 shares at 69.9575

Disposed:

    4/23/96  26,300 shares at 50.6473
    4/24/96   8,500 shares at 46.2500
    5/09/96  50,000 shares at 74.8600

Item 6. Contracts, arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Neither the investment adviser nor the individuals named above has any contract, understanding or relationship with any person with respect to the securities issued by The Diana Corporation.

Item 7.  Material to be Filed as Exhibits

N/A






















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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

May 15, 1996
    Date                     /s/ Robert M. Sussman
                             _____________________________
                                  Signature

                             Robert M. Sussman
                             President
                             Bentley/Capital Management, Inc.


May 15, 1996
    Date                     /s/ Gerald Levine
_____________                _____________________________
                                  Signature

                             Gerald Levine
                             CEO
                             Bentley Capital Management, Inc.

May 15, 1996
    Date                     /s/ Catherine McDonald
                             _____________________________
                                  Signature

                             Bentley Capital Management
                             By: Catherine McDonald
                                 Managing Director




















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